

<u>Mail Stop 3010</u>

May 12, 2009

Bryan H. Draper
Chief Financial Officer
Owens Mortgage Investment Fund, a California Limited Partnership
2221 Olympic Boulevard
Walnut Creek, California 94595

> **Re:** **Owens Mortgage Investment Fund, a California Limited Partnership**
> **Form 10-K**
> **Filed April 1, 2009**
> **File No. 000-17248**

Dear Mr. Draper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 44

Changes in Internal Control over Financial Reporting, page 44

1. We note that management has identified "two significant deficiencies in the design
    and operation of internal controls," but has also concluded that "the Partnership has
    maintained effective internal control over financial reporting. . . ." Please describe
    those significant deficiencies and explain how you determined that these deficiencies
    did not rise to the level of a material weakness. Please note that a conclusion that
    your internal control over financial report is effective is inappropriate if there is a
    material weakness. See Rule 12b-2 for a definition of "material weakness." Please
    provide this disclosure in future filings and tell us how you will comply.

Item 15. Exhibits, Consolidated Financial Statements Schedules, page 50

Exhibits 31.1 and 31.2

2. We note that the identifications of the certifying individuals at the beginning of the
    certifications also include the titles of the certifying individuals. In future filings,
    the identification of the certifying individual at the beginning of the certification
    should be revised so as not to include the individual's title.

3. We note that you did not include the following language in Paragraph 4 of the
    certifications: "and internal control over financial reporting (as defined in Exchange
    Act Rules 13a-15(f) and15d-15(f)) …." In future filings, please include the exact
    language as required by Exchange Act Rules 13a-14(a) and 15d-14(a). Please refer
    to Item 601(b)(31)(i) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please furnish your letter on EDGAR under the form
type label CORRESP. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Erin Martin at 202-551-3391 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

Cc: Steven Harmon (*via facsimile*)